UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2023
Commission File Number: 001-37669
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Nomad Foods Limited
(Translation of registrant’s name in English)

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No. 1 New Square
Bedfont Lakes Business Park
Feltham, Middlesex TW14 8HA
+ (44) 208 918 3200
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F ☐

Submission of Matters to a Vote of Security Holders.
On July 6, 2023, Nomad Foods Limited (the “Company”) held its 2023 annual meeting of shareholders (the “2023 Annual Meeting”). The proposals submitted to a shareholder vote at the 2023 Annual Meeting are described in detail in the Company’s Proxy Statement for the 2023 Annual Meeting, as furnished to the Securities and Exchange Commission (the “Commission”) on a Form 6-K on May 26, 2023 (the “Proxy Statement”). Shareholders present in person or by proxy represented 148,360,352 ordinary shares of the Company (or 85.04% of the outstanding ordinary shares of the Company as of May 8, 2023, the record date for the 2023 Annual Meeting).
At the 2023 Annual Meeting, the Company’s shareholders (i) elected the ten (10) directors specifically named in the Proxy Statement, each for a one-year term expiring at the Company’s 2024 annual meeting of shareholders and (ii) ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2023 fiscal year. The detailed voting results for each proposal are set forth below.
Proposal 1 - Election of Directors: The Company’s shareholders approved the election of the ten (10) directors specifically named in the Proxy Statement, each to serve until the Company’s 2024 annual meeting of shareholders or until his or her respective successor is duly elected and qualified. The final voting results with respect to the election of directors were as follows:

Nominee	For	Against	Abstain	% Cast FOR
Sir Martin Ellis Franklin, KGCN	133,150,809	14,920,810	116,893	89.74
Noam Gottesman	143,090,229	5,074,454	23,829	96.44
Ian G.H. Ashken	133,867,551	14,297,200	23,761	90.23
Stéfan Descheemaeker	144,862,810	3,295,757	29,945	97.64
James E. Lillie	142,572,095	5,592,656	23,761	96.09
Stuart M. MacFarlane	145,783,582	1,438,765	966,165	98.26
Victoria Parry	136,438,516	11,726,586	23,410	91.96
Amit Pilowsky	145,877,575	2,286,895	24,042	98.32
Melanie Stack	147,508,637	656,467	23,408	99.42
Samy Zekhout	137,151,874	11,006,584	30,054	92.44

Proposal 2 - Ratification of Auditors: The Company’s shareholders ratified the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2023 fiscal year as follows:

For	Against	Abstain	% Cast FOR
144,092,656	4,148,253	119,443	97.12

This report on Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Commission on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), and (iii) Form F-3ASR filed with the Commission on March 1, 2023, which was automatically effective upon filing with the Commission (File No. 333-270190).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Stéfan Descheemaeker
Name:	Stéfan Descheemaeker
Title:	Chief Executive Officer
Dated: July 7, 2023